SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: December 17, 2002

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F
                                     ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                       No   X
                              ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On December 9, 2002, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced its operating and unaudited financial results for the first nine months and third fiscal quarter of 2002. A copy of the Company's operating and unaudited financial results for the first nine months and third fiscal quarter of 2002, as amended, is attached hereto as Exhibit 1.

     A copy of the full version of the Company's unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") for the first nine months and third fiscal quarter of 2002 (the "Interim Financial Statements") is attached hereto as Exhibit 2.

     The Company's financial results and Interim Financial Statements contained in this Form 6-K have been prepared in accordance with IFRS. IFRS differs in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, the Company's financial results and Interim Financial Statements contained in this Form 6-K may materially differ from comparable financial information and statements prepared in accordance with U.S. GAAP. For a discussion of the differences between IFRS and U.S. GAAP as they apply to the Company's financial statements, see Note 32 of the notes to the Company's audited annual consolidated financial statements for the three year period ended December 31, 2001 contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission on August 30, 2002.

     In addition, the Company's financial results and Interim Financial Statements contained in this Form 6-K are unaudited but, in the opinion of the Company's management, include all adjustments (consisting only of normally recurring adjustments) necessary for a fair presentation thereof. The Company's financial results for the nine months ended September 30, 2002 are not necessarily indicative of the Company's financial results that may be expected for the full year 2002 or for any future interim period.

     The Company's financial results and Interim Financial Statements contained in this Form 6-K should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended December 31, 2001 contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission on August 30, 2002.

     On December 11, 2002, OJSC Rostelecom (the "Company") filed two "Reports on Material Facts (Events and Actions) Affecting Financial and Economic Activity of the Issuer" (the "Material Facts Reports") with the Russian Federal Commission for the Securities Market ("FCSM") as required by the Russian Federation's securities legislation. A copy of the Company's Material Facts Reports is attached hereto as Exhibit 3.

     The requirements for the contents of the Material Facts Reports and criteria for the information to be disclosed in the Material Facts Reports are established by the laws and regulations of the Russian Federation and, in particular, the requirements of the FCSM. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

     As a consequence of such differences, the Material Facts Reports includes information based on unaudited unconsolidated statutory financial statements of the Company prepared in accordance with Russian accounting standards ("RAS"). RAS differs in significant respects from International Accounting Standards and from generally accepted accounting principles in the United States. Therefore, the results disclosed in the Material Facts Reports are prepared on a basis different from the Company's audited annual consolidated financial statements included in its Annual Report on Form 20-F.

     Terms used in the Material Facts Reports have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

     For any questions concerning the Material Facts Reports contact Olga V. Mokhoreva, head of the Securities Department of the Company, by phone at +7
(095)   973-9940,   by  facsimile   at  +7  (095)   787-2850  or  by  e-mail  at
mokhoreva@hq.rt.ru.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 17, 2002               By: /s/ Vladimir I. Androsik
                                            ---------------------------------
                                            Name: Vladimir I. Androsik
                                            Title:   Deputy General Director -
                                                     Finance Director

                                  EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:

Exhibit Number                      Description

1. English translation of the press-release announcing the Company's operating and unaudited financial results for the first nine months and third fiscal quarter of 2002.

2. English translation of the full version of the Company's unaudited consolidated financial statements for the first nine months and third fiscal quarter of 2002.

3. English translation of the Material Facts Reports filed by the Company with the Russian Federation Commission for the Securities Market.

                                                                       Exhibit 1

PRESS RELEASE                                                         ROSTELECOM
--------------------------------------------------------------------------------

Moscow,   December   9,   2002:   Rostelecom,    largest   Russia's   fixed-line
telecommunications operator, releases its operating and financial IAS results (unaudited) for the first nine months and third quarter of 2002.

--------------------------------------------------------------------------------

o During the first nine months of 2002 domestic long-distance traffic volume grew by 13.4%, international outgoing - by 11.2% and international incoming
     - by 7.5% compared to the same period a year ago;

o Consolidated revenue* for the first nine months of 2002 was up 3.5% year-on-year in dollar terms, reaching USD 622.8 mn;

o Net revenue (revenue less payments to operators) for the first nine months of 2002 surged by 10.7% year-on-year to USD 464.2 mn.

o Consolidated operating profit totaled USD 101.2 mn, increasing almost twofold compared to the first nine months last year;

o Nine months EBITDA reached USD 268.6 mn, showing a 26.6% increase year-on-year. EBITDA margin was 43.1% versus 35.3% for the same period a year ago.

o    Consolidated net profit was up 3.2% year-on-year, amounting to USD 94.9 mn.
--------------------------------------------------------------------------------

Please note that accompanying consolidated financial statements for the third quarter and nine months ended September 30, 2002 comprise the financial statements of Rostelecom as well as its subsidiaries:

     1.   RTC-Leasing
     2.   RosTelecomLeasing S.A., Switzerland
     3.   RTDC Holdings Inc., USA
     4.   CJSC "Russian Industrial Bank"
     5.   CJSC "Westelcom"
     6.   OJSC "RTComm.RU"

In 2001 Rostelecom did not consolidate in its consolidated financial statements the above mentioned companies except for RTC-Leasing, as they either were purchased or began their activities in 2002. Thus, comparable indicators of the consolidated financial statements for the first nine months and third quarter of 2001 include results of Rostelecom itself and RTC-Leasing only.

---------------
* All absolute numbers of the profit and loss statement and the balance sheet, included in the text of the press-release as well as Appendix II, are in US dollars (USD). To calculate USD amounts of the consolidated financial statements, inflated rubles as reported in the full version of the interim consolidated financial statements attached hereto as Appendix III, were deinflated and translated into USD using average inflation indices and exchange rates (for P&L items) and end-of-the-period indices and exchange rates (for balance sheet items) except for non-monetary items (PP&E and depreciation, long-term investments, inventory, minority interest, deferred taxes, share capital and retained earnings), which were translated into USD using respective historical rates. Amounts included in Appendix I of the non-consolidated quarterly P&L statements were translated into USD using the same principles.

     For your convenience we have included indices and exchange rates used for translation of monetary items into USD in each table for the respective period or date.

In order to present Rostelecom performance net of consolidation effects, Appendix I hereto contains non-consolidated profit and loss statement for the three quarters and nine months of 2002.

9 months 2002 Financial Highlights (consolidated)

---------------------------------------- -------------------- ---------------------- ----------------------------
PROFIT & LOSS STATEMENT
Consumer price index                                1,2285                1,0368
USD/RUR exchange rate                              28,9600               31,2100              %
USD million                                      9 months 01           9 months 02          change
---------------------------------------- -------------------- ---------------------- ----------------------------
Revenue                                                601,6                  622,8           3,5%
Operating expenses                                    (549,5)                (521,5)         -5,1%
   Depreciation                                       (159,9)                (167,4)          4,6%
EBITDA                                                 212,1                  268,6          26,6%
Operating profit                                        52,2                  101,2          94,0%
Non-operating profit                                    38,0                   44,6            n/a
   Income from Sovintel sale                             -                     56,5            n/a
   Income before tax and minority interest              90,1                  145,9          61,8%
   Income tax benefit/(charge)                           5,5                  (40,1)           n/a
     Deferred tax beneift/(charge)                      70,2                   20,5          -70,9%
   Minority interest                                    (3,7)                 (10,8)           n/a
Net income                                              91,97                  94,9            3,2%
---------------------------------------- -------------------- ---------------------- ----------------------------
EBITDA Margin, %                                        35,3%                  43,1%
EBIT Margin, %                                           8,7%                  16,3%
Net Margin, %                                           15,3%                  15,2%
---------------------------------------- -------------------- ---------------------- ----------------------------
Dividends for the previous period                        7,67                  12,14          58,4%
---------------------------------------- -------------------- ---------------------- ----------------------------

BALANCE SHEET
Consumer Price Index                          1,10422                1,00000
USD/RUR exchange rate                          30,14                 31,6800                  %
USD million                                 31.12.2001               30.09.2002             change
---------------------------------------- ------------------ ---------------------- ----------------------------
ASSETS
---------------------------------------- ------------------ ---------------------- ------------------------------
Non-current assets                                   1 862                  1 856            -0,3%
    Property, plant & equipment                      1 806                  1 715            -5,1%
Current assets                                         422                    580            37,2%
    Cash and cash equivalents                           64                    124            93,2%
---------------------------------------- ------------------ ---------------------- ------------------------------
Total Assets                                         2 284                  2 436             6,7%
---------------------------------------- ------------------ ---------------------- ------------------------------
SHAREHOLDERS' EQUITY AND LIABILITIES
---------------------------------------- ------------------ ---------------------- ------------------------------
Shareholders' equity                                 1 405                  1 487             5,8%
Minority Interest                                       56                     65            16,9%
Current liabilities                                    456                    529            16,1%
    Current portion of interest bearing loans          193                    207             6,9%
Non-current liabilities                                367                    355            -3,3%
    Interest bearing loans (net of current portion)     31                     17           -45,4%
    Deferred tax liability                             324                    332             2,4%
---------------------------------------- ------------------ ---------------------- ------------------------------
Total liabilities                                      823                    884             7,3%
---------------------------------------- ------------------ ---------------------- ------------------------------
Total shareholders' equity, minority interest
and liabilities                                      2 284                  2 436             6,7%
---------------------------------------- ------------------ ---------------------- ------------------------------
Net debt                                               102                    -49              n/a
---------------------------------------- ------------------ ---------------------- ------------------------------

Revenues

Domestic Long-Distance (DLD) Services
DLD revenues for the first nine months of 2002 totaled USD 205 mn, surging by 26.8% year-on-year. DLD traffic increased by 13.4% compared to the same period a year ago to 5 095 mn min.

Third quarter DLD revenues amounted to USD 71 mn, showing a growth of 4.5% versus second quarter of 2002. DLD traffic in the third quarter grew to 1 812 mn min, a 10.3% increase compared to 1 643 mn min of the second quarter.

DLD revenue from end-users for the nine months of 2002 increased by 2.9% in dollar terms over the same period a year ago to USD 77 mn while DLD traffic from subscribers during the same period decreased by 6% to 814 mn min.

Compared to the second quarter this year in the third quarter DLD traffic from end-users surged by 10.2% to 273 mn min. Revenues from end-users in the third quarter increased by 3.2% quarter-on-quarter in dollar terms to USD 26 mn.

Nine months 2002 revenues from Russian operators for DLD traffic transit amounted to USD 128 mn, an increase of 47.4% year-on-year. DLD traffic from operators reached 4 281 mn min growing by 18% compared to the first nine months of 2001. Growth in DLD revenue from operators is explained by both traffic growth and increases in the settlement rate with regional operators (by 25% in July 2001 and by another 25% in January 2002).

International Long-Distance (ILD) services offered to Russian subscribers and operators

Outgoing ILD revenues from Russian operators and end-users for the first nine months of 2002 amounted to USD 192 mn, decreasing by 8.6% year-on-year in dollar terms (remaining almost flat in ruble terms). Nine months 2002 outgoing ILD traffic surged by 11.2% to 924 mn min.

In the third quarter of 2002 outgoing ILD revenues increased by 3.4% in dollar terms compared to the second quarter same year (to USD 64 mn), accompanied by a 4.6% traffic growth (outgoing ILD traffic in the third quarter of 2002 reached 319 mn min).

ILD revenues from subscribers during the nine months of 2002 decreased by 23.2% in dollar terms (17% in ruble terms) year-on-year to USD 79 mn. Nine months 2002 ILD traffic from subscribers decreased by 15.9% versus the same period a year ago to 257 mn min. In the third quarter of 2002 ILD traffic from subscribers grew by 2.2% quarter-on-quarter to 87 mn min, accompanied by revenue growth of 1% in dollar terms (ILD revenues from subscribers in the third quarter of 2002 totaled USD 26 mn).

ILD revenues from Russian operators for the first nine months of 2002 amounted to USD 112 mn, a 5.5% increase in dollar terms compared to the first nine months of 2001. ILD traffic from Russian operators during the same period surged by 27% year-on-year to 667 mn min. In the third quarter of 2002 outgoing ILD traffic from operators grew by 5.5% compared to the second quarter to 233 mn min while revenues were up 5% (USD 38 mn).

Revenues from international operators

Due to a more active work with international operators in 2002 aimed at mutual optimization of international settlement rates, during the first nine months of 2002 incoming international traffic surged by 7.5% to 682 mn min versus 634 mn min for the nine months of 2001.

As a result of nine months work Rostelecom reduced its settlement rates for international operators on average by 17% in dollar terms. At the same time, an average settlement rate paid by Rostelecom to international operators for the outgoing ILD traffic decreased on average by 21%. Thus, while nine months revenues from international operators for the incoming traffic termination decreased by 11.2% (to USD 98 mn), Rostelecom payments to international operators decreased by 12% to USD 122 mn.

                                             9 months 2002  9 months 2002   % change    Abs. Change
----------------------------------------------------------------------------------------------------
Outgoing ILD traffic, mn min                      831            924           11,2%        93,38
Payments to international operators, USD mn       139            122          -12,0%       -16,71

Incoming ILD trafic, mn min                       634            682            7,5%        47,56
Revenues from international operators
  for traffic termination, USD mn                  111             98          -11,2%       -12,30
----------------------------------------------------------------------------------------------------

Compared to the second quarter of 2002, in the third quarter incoming international traffic grew by 19.5% accompanied by revenue growth of 2.9% in dollar terms (to USD 33 mn).

Consolidation effects on revenue

Total effect on revenue from consolidation of subsidiaries' financial statements amounted to USD 19.6 mn, with USD 12.7 mn out of which being net effect from consolidation of RTComm. Other revenue from consolidated subsidiaries in the amount of USD 6.9 mn includes revenues of RTC-Leasing and Westelcom from sources other than Rostelecom and RTComm.

Rostelecom non-consolidated revenues and traffic dynamics


Consumer price index (CPI)                   1,0646      1,02571     1,006004                1,03211    1,2285    9 mo 02 vs.
USD/RUR exchange rate                        30,79       31,28       31,56       Q3 vs Q2      28,96     31,21     9 mo 01

                                             Q1 02       Q2 02       Q3 02       % change    9 mo 01    9 mo 02   % change
--------------------------------------------------------------------------------------------------------------------------
Domestic Long-Distance traffic
--------------------------------------------------------------------------------------------------------------------------
   Traffic, mn min                           1 640       1 643       1 812        10,3%      4 495      5 095        13,4%
   Revenues, USD mn                             67          67          71         4,5%        162        205        26,8%
--------------------------------------------------------------------------------------------------------------------------
Subscribers
   Traffic, mn min                             293         248         273        10,2%        866        814        -6,0%
   Revenues, USD mn                             26          25          26         3,2%         75         77         2,9%
Russian operators
   Traffic, mn min                           1 347       1 395       1 539        10,3%      3 629      4 281        18,0%
   Revenues, USD mn                             42          42          45         5,3%         87        128        47,4%
--------------------------------------------------------------------------------------------------------------------------
Outgoing International Long-Distance traffic
--------------------------------------------------------------------------------------------------------------------------
   Traffic, mn min                             299         305         319         4,6%        831        924        11,2%
   Revenues, USD mn                             65          62          64         3,4%        210        192        -8,6%
--------------------------------------------------------------------------------------------------------------------------
Subscribers
   Traffic, mn min                              86          85          87         2,2%        306        257       -15,9%
   Revenues, USD mn                             27          26          26         1,0%        103         79       -23,2%
Russian operators
   Traffic, mn min                             213         221         233         5,5%        525        667        27,0%
   Revenues, USD mn                             38          36          38         5,0%        107        112         5,5%
--------------------------------------------------------------------------------------------------------------------------
International operators
--------------------------------------------------------------------------------------------------------------------------
   Traffic, mn min                             211         214         256        19,5%        634        682         7,5%
   Revenues, USD mn                             33          32          33         2,9%        111         98       -11,2%
--------------------------------------------------------------------------------------------------------------------------

Operating expenses
Operating expenses in the consolidated financial statements for the first nine months of 2002 totaled USD 521.5 mn, a reduction of 5.1% year-on-year.

The main reason for the decline in operating expenses was reduction in payments to operators and a decrease in taxes other than income tax.

As we have mentioned above, payments to international operators decreased by 12% to USD 122.3 mn due to reduction in international settlement rates. Effective settlement rate paid to international operators decreased on average by 21%.

Payments to Russian operators amounted to USD 36.2 mn for the first nine months of 2002, a decrease of 15.9% year-on-year. Decrease in payments to Russian operators is partially explained by elimination of settlements between Rostelecom and Westelcom.

Staff costs in the first nine months totaled USD 80.6 mn compared to USD 77.8 mn in the first nine months of last year. An increase of 3.5% is explained by staff reduction and respective redundancy payments as well as key specialists' wages indexation in December 2001 and February 2002.

As a result, nine months 2002 operating profit amounted to USD 101.2 mn, increasing almost twofold compared to the same period a year ago.

Nine months 2002 consolidated EBITDA grew by 26.6% to USD 268.6 mn with EBITDA margin reaching 43.1% versus 35.3% for the nine months of 2001.

Other income/loss
During the first nine months of 2002 Rostelecom saw an increase of interest income due to a surge in short-term deposits. Interest expense decreased owing to reduction in the outstanding debt and interest rates. As a result, net interest expense for the nine months of 2002 decreased by 57.4% to USD 11.3 mn.

In September 2002 Rostelecom closed the sale of 50% stake in Sovintel to Golden Telecom group of companies. In exchange, Rostelecom received USD 10 mn, a promissory note with a par value of USD 46 mn, which was redeemed in December 2002 and 15% of Golden Telecom shares, which are reported as investment in associate in the nine months consolidated financial statements. Income from this deal in the amount of USD 56.5 mn was reported among other non-operating income.

The difference between income from Sovintel sale reported in the RAS financial statements (USD 95.7 mn) and IAS financial statements (USD 56.5) mn is explained by the method of accounting of investment in Sovintel prior to the deal closure. While in RAS financial statements the book value of 50% stake in Sovintel amounted to approximately USD 20 (historical denominated cost of Rostelecom's charter contribution), in IAS statements it was USD 39.2 mn (share in net assets).

Net income was negatively affected by foreign exchange losses in the amount of USD 15.3 mn, which are explained by Japanese Yen and Euro strengthening against USD in the first half of 2002.

Income Tax
Current tax charge for the first nine months of 2002 remained almost unchanged year-on-year, showing a decline of 0.8%. Positive effect from the reduction of the corporate tax rate from 35% to 24% was offset by the tax paid on income from Sovintel sale in the amount of USD 23 mn.

Deferred tax gains decreased by 70.9% to USD 20.5 mn. While in 2001 the income was due to the change in the tax rate, in 2002 gains resulted from the write-off of deferred tax on investment in Sovintel and a decrease in fixed assets value.

Net Income
Consolidated net income for the first nine months of 2002 equaled USD 94.9 mn, an increase of 3.2% in dollar terms compared to the net profit for the nine months of 2001.

Appendices:

     1. Non-consolidated profit and loss statement of Rostelecom for the three quarters and nine months of 2002 in USD;

     2. Consolidated profit and loss statement of Rostelecom for the first nine months of 2002 in USD;

     3.   Full  version  of  the  unaudited   interim   consolidated   financial
          statements of Rostelecom in accordance with International Financial Reporting Standards as of September 30, 2002 and for nine and three months then ended (in a separate file).

--------------------------------------------------------------------------------

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.


--------------------------------------------------------------------------------
For further details please contact

Dmitry Chukseyev                                         Anna Kareva
Head of PR Department                                    Head of IR
Tel.:+7 095 973 9973                                     Tel.: + 7 095 973 9920
Fax. +7 095 787 2850                                     Fax:  + 7 095 787 2850
e-mail: chukseyev@hq.rt.ru                               e-mail: kareva@hq.rt.ru

Appendix I

Non-consolidated profit and loss statement of Rostelecom for the three quarters and nine months of 2002 in USD;*

USD million                        Q1 2002        Q2 2002        Q3 2002       Q3 vs Q2          9 mo 02
   Consumer price index             1,0646         1,0257         1,0060          %
   USD/RUR exchange rate             30,79          31,28          31,56        change
------------------------------------------------------------------------------------------------------
Revenues from subscribers            53,08           51,00          52,06          2,1%         156,14
  ILD                                27,33           25,80          26,07          1,0%          79,20
  DLD                                25,75           25,20          25,99          3,2%          76,94
  Internet                            0,00            0,00           0,00           n/a           0,00
Revenues from Russian operators     101,97          101,32         107,15          5,8%         310,43
  ILD                                37,87           36,32          38,14          5,0%         112,33
  DLD                                41,52           42,29          44,53          5,3%         128,33
  Other                              22,58           22,71          24,49          7,8%          69,77
Revenues from international
 operators                           38,82           37,63          38,65          2,7%         115,11
  Telephone                          33,08           32,08          33,02          2,9%          98,18
  Telex, telegraph, etc.              3,91            3,57           3,81          6,6%          11,29
  Leased lines                        1,84            1,98           1,83         -7,6%           5,64
Other                                 8,63            6,13           6,69          9,0%          21,45
------------------------------------------------------------------------------------------------------
TOTAL REVENUE                       202,50          196,07         204,55          4,3%         603,13
  Payments to international
   operators                        (40,14)         (38,93)        (43,25)        11,1%        (122.31)
  Payments to local operators       (10,61)         (11,14)        (15,34)        37,7%         (37,08)
  Depreciation                      (51,89)         (51,94)        (50,34)        -3,1%        (154,16)
  Wages, salaries, other benefits
   and payroll taxes                (24,83)         (25,89)        (24,29)        -6,2%         (75,01)
  Administrative and other costs    (22,08)         (20,88)        (22,24)         6,5%         (65,20)
  Taxes other than on income         (4,98)          (4,84)         (4,50)        -7,0%         (14,32)
  Repairs and maintenance            (4,28)          (3,41)         (3,93)        15,0%         (11,61)
  Bad debt recovery/(expense)        (2,67)           (,57)         (2,74)       376,8%          (5,98)
  Loss on sale of property,
   plant and equipment               (1,75)           (,19)          (,97)       419,6%          (2,90)
-------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES           (163,21)        (157,79)       (167,58)         6,2%        (488,58)
-------------------------------------------------------------------------------------------------------
Net revenue                         151,76          146,01         145,97          0,0%         443,73
-------------------------------------------------------------------------------------------------------
Gross Margin, %                      74,9%           74,5%          71,4%         -4,2%          73,6%
-------------------------------------------------------------------------------------------------------
EBITDA                               91,18           90,23          87,31         -3,2%         268,71
-------------------------------------------------------------------------------------------------------
EBITDA Margin, %                     45,0%           46,0%          42,7%         -7,2%          44,6%
-------------------------------------------------------------------------------------------------------
EBIT                                 39,29           38,29          36,97         -3,4%         114,55
------------------------------------------------------------------------------------------------------
EBIT Margin, %                       19,4%           19,5%          18,1%         -7,4%          19,0%
-------------------------------------------------------------------------------------------------------
(Loss)/gain from associates           1,47            1,43          10,86        657,3%          13,76
  Interest income/(expense)         (19,47)         (18,80)        (17,81)        -5,3%         (56,08)
  Profit from Sovintel sale            ,00             ,00          56,49          n/a           56,49
  Foreign exchange gain/(loss)       (2,30)         (12,51)          (,95)       -92,4%         (15,76)
  Other non-operating income/(loss)   1,00             ,67            ,35        -48,0%           2,02
Total non-operating income          (20,77)         (30,64)         38,08       -224,3%         (13,33)
Income before tax and minority
 interest                            19,98            9,08          85,91        845,8%         114,97
  Current tax charge                (13,87)          (3,42)        (32,45)       849.5%         (49,74)
  Deferred tax benefit/(charge)       5,67            6,05          14,28        135,9%          26,00
  Share in income taxes of
   associates                          ,30            (,33)          (,23)       -30,5%          (0,25)
Income tax benefit/(expense)         (7,90)           2,31         (18,40)      -897,0%         (23,99)
Income/(loss) after taxation         12,08           11,39          67,51        492,7%          90,98
  Minority interest                    ,00             ,00            ,00            0%            ,00
-------------------------------------------------------------------------------------------------------
NET INCOME/(LOSS)                    12,08           11,39          67,51        492,7%          90,98
-------------------------------------------------------------------------------------------------------

* All absolute numbers of the above profit and loss statement are in US dollars (USD). To calculate USD amounts, corresponding items in inflated rubles were deinflated and translated into USD using period average inflation indices and exchange rates except for non-monetary items (PP&E depreciation, inventory cost, deferred tax benefit (expense), etc.), which were translated into USD using respective historical rates.

     For your convenience in the table above we have provided indices and exchange rates used for translation of monetary items into USD for the respective periods.

Appendix II

Consolidated profit and loss statement of Rostelecom for the first nine months of 2002 in USD*

                                                          9 months       9 months
USD million                                                of 2001        of 2002         Change
--------------------------------------------------------------------------------------------------
  Consumer price index (CPI)                                1,2285         1,0321              %
--------------------------------------------------------------------------------------------------
  USD/RUR exchange rate                                     28,960         31,210
--------------------------------------------------------------------------------------------------
Revenues from subscribers                                   177,82         174,47          -1,9%
  ILD                                                       103,07          79,20         -23,2%
  DLD                                                        74,74          76,92           2,9%
  Internet                                                    0,00          18,35           n/a
Revenues from Russian operators                             268,97         310,75          15,5%
  ILD                                                       106,50         112,30           5,4%
  DLD                                                        87,08         128,25          47,3%
  Other                                                      75,39          70,20          -6,9%
Revenues from international operators                       132,95         115,16         -13,4%
  Telephone                                                 110,55          98,25         -11,1%
  Telex, telegraph, etc.                                     10,43          11,28           8,2%
  Leased lines                                               11,97           5,63         -53,0%
Other                                                        21,90          22,38           2,2%
--------------------------------------------------------------------------------------------------
TOTAL REVENUE                                               601,64         622,77           3,5%
--------------------------------------------------------------------------------------------------
  Payments to international operators                      (139,03)       (122,31)        -12,0%
  Payments to local operators                               (43,09)        (36,23)        -15,9%
  Depreciation                                             (159,94)       (167,37)          4,6%
  Wages, salaries, other benefits and payroll taxes         (77,83)        (80,59)          3,5%
  Administrative and other costs                            (68,89)        (78,73)         14,3%
  Taxes other than on income                                (34,52)        (15,93)        -53,9%
  Repairs and maintenance                                   (13,77)        (11,61)        -15,7%
  Bad debt recovery/(expense)                                (3,20)         (5,87)         83,1%
  Loss on sale of property, plant and equipment              (9,19)         (2,90)        -68,4%
--------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                   (549,47)       (521,54)         -5,1%
--------------------------------------------------------------------------------------------------
Net revenue                                                 419,52         464,22          10,7%
Gross Margin, %                                              69,7%          74,5%
EBITDA                                                      212,11         268,60          26,6%
EBITDA Margin, %                                             35,3%          43,1%
EBIT                                                         52,17         101,23          94,0%
EBIT Margin, %                                                8,7%          16,3%
(Loss)/gain from associates                                   0,51          14,31        2728,6%
  Interest income/(expense)                                 (26,59)        (11,33)        -57,4%
  Profit from Sovintel sale                                   0,00          56,49           n/a
  Foreign exchange gain/(loss)                               66,14         (15,30)       -372,2%
  Other non-operating income/(loss)                          (2,08)          0,47        -122,4%
Non-operating income                                         37,47          30,32         -19,1%
Income before tax and minority interest                      90,14         145,86          61,8%
  Current tax charge                                        (60,83)        (60,35)         -0,8%
  Deferred tax benefit/(charge)                              70,22          20,46         -70,9%
  Share in income taxes of associates                        (3,85)         (0,25)        -93,6%
Income tax benefit/(expense)                                  5,54         (40,14)       -824,9%
Income/(loss) after taxation                                 95,68         105,72          10,5%
  Minority interest                                          (3,71)        (10,80)        191,2%
--------------------------------------------------------------------------------------------------
NET INCOME/(LOSS)                                            91,97          94,92           3,2%
--------------------------------------------------------------------------------------------------

* All absolute numbers of the above profit and loss statement are in US dollars (USD). To calculate USD amounts, corresponding items in inflated rubles were deinflated and translated into USD using period average inflation indices and exchange rates except for non-monetary items (PP&E depreciation, inventory cost, minority interest expense, deferred tax benefit (expense), etc.), which were translated into USD using respective historical rates.

                                                                      Exhibit 2

OAO Rostelecom
CONSOLIDATED BALANCE SHEETS
(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)
--------------------------------------------------------------------------------

         OAO "ROSTELECOM"

         UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
         PREPARED IN ACCORDANCE WITH
         INTERNATIONAL FINANCIAL REPORTING STANDARDS

         AS OF SEPTEMBER 30, 2002 AND
         FOR THE 9 MONTH ENDED SEPTEMBER 30, 2002

OAO Rostelecom
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In millions of Russian Rubles in terms of purchasing power of the Ruble at September 30, 2002, unless otherwise stated)
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                                September 30, 2002    December 31, 2001
                                                     Notes             (unaudited)         (audited)(1)
---------------------------------------------------------------------------------------------------------
ASSETS
Property, plant and equipment                          4                    56,867               60,117
Long-term investments                                  6                     3,063                1,188
Deferred tax asset                                                               5                    -
Goodwill                                               7                        22                    -
Negative goodwill - net of current portion             7                      (284)                   -
Lease receivables                                                            1,674                  648
---------------------------------------------------------------------------------------------------------
Non-current assets                                                          61,347               61,953
---------------------------------------------------------------------------------------------------------
Inventory                                                                      434                  637
Accounts receivable                                    8                     8,846                8,184
Investments                                            9                     5,841                3,106
Negative goodwill - current portion                    7                      (659)                   -
Cash and cash equivalents                              10                    3,920                2,131
---------------------------------------------------------------------------------------------------------
Current assets                                                              18,382               14,058
---------------------------------------------------------------------------------------------------------
Total assets                                                                79,729               76,011
=========================================================================================================
SHAREHOLDERS' EQUITY, MINORITY
INTEREST AND LIABILITIES
Share capital                                          11                       96                   96
Retained earnings                                                           48,941               46,667
---------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                  49,037               46,763
---------------------------------------------------------------------------------------------------------
Minority interest                                      12                    2,157                1,851
---------------------------------------------------------------------------------------------------------
Accounts payable and accrued expenses                  13                    5,225                5,623
Taxes payable                                                                3,079                1,985
Current portion of interest bearing loans              14                    6,548                6,435
Short-term borrowings                                  15                    1,107                1,155
Amounts owed to customers - current portion                                    798                    -
---------------------------------------------------------------------------------------------------------
Current liabilities                                                         16,757               15,198
---------------------------------------------------------------------------------------------------------
Interest bearing loans - net of current portion        14                      544                1,047
Non-current accounts payable                                                   171                  363
Deferred tax liability                                 16                   11,024               10,789
Amounts owed to customers - net of current portion                              39                    -
---------------------------------------------------------------------------------------------------------
Non-current liabilities                                                     11,778               12,199
---------------------------------------------------------------------------------------------------------
Total liabilities                                                           28,535               27,397
---------------------------------------------------------------------------------------------------------
Total shareholders' equity, minority interest and                           79,729               76,011
liabilities
---------------------------------------------------------------------------------------------------------
Commitments and contingencies                          24                        -                    -
---------------------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.
____________________
(1) Comparative numbers as of December 31, 2001 have been restated using the inflation index from December 31, 2001 to September 30, 2002.
--------------------------------------------------------------------------------

OAO Rostelecom
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of Russian Rubles in terms of purchasing power of the Ruble at September 30, 2002)
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                 9 month ended                   3 month ended
                                                            September 30,   September 30,    September 30,     September 30,
                                                                    2002            2001             2002              2001
                                                 Notes        (unaudited)     (unaudited)      (unaudited)       (unaudited)
-------------------------------------------------------------------------------------------------------------------------------
Revenue
Local operators                                                10,010           9,569          3,409             3,872
Subscribers                                                     5,620           6,326          1,850             2,148
Foreign operators                                               3,710           4,730          1,227             1,637
Other                                                             721             779            218                38
-------------------------------------------------------------------------------------------------------------------------------
Total revenue                                      17          20,061          21,404          6,704             7,695
-------------------------------------------------------------------------------------------------------------------------------
Operating expenses
Wages, salaries, other benefits and
  payroll taxes                                                (2,596)         (2,769)          (922)           (1,253)
Depreciation                                                   (5,564)         (5,690)        (1,850)           (1,895)
Charges by network operators - international                   (3,940)         (4,946)        (1,375)           (1,627)
Charges by network operators - national                        (1,167)         (1,533)          (474)             (670)
Administration and other costs                                 (2,536)         (2,453)          (720)             (553)
Taxes other than on income                                       (513)         (1,228)          (160)             (775)
Repairs and maintenance                                          (374)           (490)          (125)             (142)
Bad debt expense                                                 (189)           (114)           (82)             (114)
Loss on sale of property, plant and equipment                    (116)           (327)           (42)             (228)
-------------------------------------------------------------------------------------------------------------------------------
Total operating  expenses                                     (16,995)        (19,550)        (5,750)           (7,257)
-------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                3,066           1,854            954               438
-------------------------------------------------------------------------------------------------------------------------------
Gain from associates (excluding related tax)                      461              18            142                49
-------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                 (688)         (1,052)          (244)             (423)
Interest income                                                   323             106            105                63
Income from sale of Sovintel                                    1,770               -          1,770                 -
Other non-operating income/(expense), net        19                15             (74)           (39)              (41)
Foreign exchange gain/(loss), net                                (736)            200              4              (237)
Monetary gain/(loss)                                               92           2,153            (54)              333
-------------------------------------------------------------------------------------------------------------------------------
Income before tax and minority interest                         4,303           3,206          2,638               182

Current tax charge                                             (1,944)         (2,164)        (1,153)             (760)
Deferred tax benefit                             16               659           2,498            356             1,610
Share in income taxes of associates                                (8)           (137)            (7)               (68)
-------------------------------------------------------------------------------------------------------------------------------
Income tax benefit /(expense)                                  (1,293)            197           (804)               782
-------------------------------------------------------------------------------------------------------------------------------
Income after taxation                                           3,010           3,402          1,834               964
Minority interest                                12              (348)           (132)          (110)              353
-------------------------------------------------------------------------------------------------------------------------------
Net income /(loss)                                              2,662           3,270          1,724             1,317
===============================================================================================================================
Earnings per share - basic and diluted, Rubles                   3.65            4.49           2.36               1.81
===============================================================================================================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.
--------------------------------------------------------------------------------

OAO Rostelecom
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
(In millions of Russian Rubles in terms of purchasing power of the Ruble at September 30, 2002)
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                                         9 month ended
------------------------------------------------------------------------------------------------------------------
                                                                                September 30,     September 30,
                                                                                     2002              2001
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income before taxation and minority interests                                         4,303            3,206
Adjustments to reconcile income to cash generated
 from operations:
Depreciation                                                                              5,564            5,690
Bad debt expense                                                                            189              114
Share in income of associates                                                              (461)             (18)
Net interest loss                                                                           365              946
Gain on sale of Sovintel                                                                 (1,770)               -
Other gain/loss                                                                             (77)              74
Loss on disposal of property, plant, equipment and other assets                             116              327
Foreign exchange (gain)/loss                                                                736             (200)
Gain on net monetary position                                                               (92)          (2,153)

Increase in accounts receivable                                                          (1,354)          (1,548)
Increase in payables and accruals                                                           471              240
Decrease in inventories                                                                     155               45

Cash generated from operations                                                            8,145            6,723
------------------------------------------------------------------------------------------------------------------
Interest paid                                                                              (706)            (851)
Interest received                                                                           308               54
Income tax paid                                                                          (1,570)          (2,128)
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                 6,177            3,798
------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Purchase of property, plant and equipment                                                (1,167)          (1,174)
Proceeds from sale of property, plant and equipment                                          27               12
Increase in lease receivable                                                             (1,087)            (153)
Acquisition of subsidiaries                                                              (1,176)               -
Cash acquired with subsidiaries                                                              94                -
Proceeds from sale of Sovintel                                                              316                -
Purchase of investments                                                                    (372)          (1,145)
Other investing activity                                                                    447              838
------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                    (2.918)          (1,622)
------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Drawdown of interest bearing loans                                                        3,208              618
Repayment of interest bearing loans                                                      (4,144)          (2,092)
Other financing activity                                                                     16                -
Dividends paid                                                                             (273)               -
------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                    (1,193)          (1,474)
------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                 25               (4)
------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                                      2,091              698

Monetary effects on cash                                                                   (302)              (7)

Cash and cash equivalents at beginning of period                                          2,131            1,513
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at  the end of period                                           3,920            2,204
------------------------------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

--------------------------------------------------------------------------------

OAO Rostelecom
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In millions of Russian Rubles in terms of purchasing power of the Ruble at September 30, 2002)
--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                              Note     Share capital          Retained                Total
                                                                              earnings
--------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 2000 (audited)                           96                 42,504               42,600

Dividends for the year 2000                                                              (258)                (258)
Net income for the period                                                               3,270                3,270
--------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2001 (unaudited)                           96                 45,516               45,612
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001  (audited)                             96                 46,667               46,763
--------------------------------------------------------------------------------------------------------------------
Dividends for the year 2001                    11                                        (388)                (388)
Net income for the period                                                               2,662                2,662
--------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2002 (unaudited)                           96                 48,941               49,037
--------------------------------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

1.   REPORTING ENTITY

     These consolidated financial statements are presented by OAO Rostelecom ("Rostelecom" or "the Company"), and its subsidiaries (together "the Group"), which are incorporated in the Russian Federation ("Russia"), United States of America (USA) and Switzerland. The principal activity of the Group is the provision of intercity and international telecommunications services to the Government, businesses and people of Russia. The Group operates the main intercity network and the international telecommunications gateways of the Russian Federation, carrying traffic that originates on other national and international operators' networks to other national and international operators for completion.

     These consolidated financial statements incorporate the results of the Company and its subsidiaries and associates, as detailed in Notes 5 and 6.

     Rostelecom was established as an open joint stock company on September 23, 1993 in accordance with the Directive of the State Committee on the Management of State Property of Russia number 1507-r, dated August 27, 1993. As of September 30, 2002 the Government of the Russian Federation controlled indirectly 50.67% of the voting share capital of the Company, by virtue of its 75% less one share direct holding in OAO Svyazinvest ("Svyazinvest"), the parent company of Rostelecom (see also Note 23).

2.   BASIS OF PRESENTATION

     These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standard, IAS 34, "Interim Financial Reporting", as published by the International Accounting Standards Board.

     Some of the notes to the financial statements were reduced or not included into these financial statements according to the IAS 34 "Interim Financial Reporting". The Management of the Group believes that the Notes to the financial statements are sufficient to exclude the misleading of users of these financial statements. To the opinion of the Management of the Group the business is not subject to material seasonal fluctuations, which require disclosure in these consolidated financial statements.

     The Financial Statements for the submitted interim period should not be necessarily indicative for financial results for any later interim periods or for the whole year.

     The consolidated financial statements have been prepared using the same accounting policies as for the period ended December 31, 2001.

     The  consolidated   financial  statements  have  been  prepared  using  the
     historical cost convention, restated for the effects of inflation and modified by the initial valuation of property, plant and equipment. The functional currency of the Group and the reporting currency for these financial statements is the Russian Ruble (Rbl).

     Corresponding figures as of December 31, 2001 and December 31, 2000 and for 9 and 3 months ended September 30, 2001 have been restated by applying the rates of inflation between that date and September 30, 2002.

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and operating costs during the reporting period. The most significant estimates relate to the realizability and depreciable lives of property, plant and equipment, allowance for doubtful accounts, valuation of investments and deferred taxation. Actual results could differ from these estimates.

3.   OPERATING ENVIRONMENT OF THE COMPANY

     General

     In Russia substantial political, economic and social changes are undergoing. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy.

     Furthermore, the Government has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation in 1998, operations in
     Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation. The Group may continue to be affected, for the foreseeable future, by these risks and their consequences. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Group's assets, and the ability of the Group to maintain or pay its debts as they mature. The accompanying financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Group's financial statements in the period when they become known and can be reasonably estimated.

     Currency exchange and control

     Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. The following table summarizes the exchange rate of the Ruble to 1 US Dollar for the years ended December 31, 2001, 2000 and 1999, as established by the Central Bank of Russia.

                                                           Exchange
        At December 31                                         rate
                                                    ---------------
              2001                                            30.14
              2000                                            28.16
              1999                                            27.00

     The exchange rate of the Ruble to 1 US Dollar as of September 30, 2002 was 31.68, as established by the Central Bank of Russia.

     The Group's principal foreign currency exchange rate risks is the exposure to currency exchange losses and the ability to repay its foreign currency denominated obligations.

     The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Ruble. Such regulations place restrictions on the conversion of

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

     Rubles into foreign currencies and establish requirements for compulsory conversion of foreign currency sales to Rubles.

     Inflation

     The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years according to the State Statistics Committee of Russian
     Federation:

                                                               Annual
     For the years ended December 31                        inflation
                                                      ---------------
              2001                                              18.8%
              2000                                              20.2%
              1999                                              36.5%

     For the period from January 1, 2002 to September 30, 2002 the rate of inflation was 10.4%.

     The Group's principal inflation rate risk relates to the Group's ability to raise tariffs for services in line with the growth of expenses, as well as to recover the investments in non-monetary assets, specifically in property, plant and equipment. In the event high levels of inflation continue, the Group could have financial difficulties accompanied by deterioration in its results of operations and liquidity position.

     Taxation

     Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), turnover based taxes, and payroll (social) taxes, together with others. Present Russian laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies. Therefore, the government's interpretation and implementation of these regulations is often contradictory. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters), are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

     In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted. The new tax system is generally intended to reduce the number of taxes and, thus, the overall tax burden on businesses, and to simplify the tax laws.

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT


                                              Buildings and           Cable and trans-       Other     Construction in    Total
                                              Site services           mission devices                      progress
                                              -------------           ----------------       -----     ---------------    --------
Cost or Valuation
At December 31, 2001 (audited)                   23,306                 122,627             21,357          3,694          170,984
Additions                                             -                       -                  -          1,279            1,279
Addition as part of acquisition of
subsidiaries                                          -                   1,670                111             44            1,825
Disposals                                          (142)                   (719)              (257)             -           (1,118)
Transfers                                            65                     840                610         (1,515)               -
------------------------------------------------------------------------------------------------------------------------------------
At September 30, 2002 (unaudited)                23,229                 124,418             21,821          3,502          172,970
------------------------------------------------------------------------------------------------------------------------------------

Accumulated Depreciation
At December 31, 2001 (audited)                   14,951                  83,763             12,153              -          110,867
Depreciation expense                                391                   3,483              1,690              -            5,564
Addition as part of acquisition of
subsidiaries                                          -                     605                 23              -              689
Disposals                                          (107)                   (678)              (171)             -             (956)
------------------------------------------------------------------------------------------------------------------------------------
At September 30, 2002 (unaudited)                15,235                  87,173             13,695              -          116,103
------------------------------------------------------------------------------------------------------------------------------------

Net book value at December 31, 2001
(audited)                                         8,355                  38,864              9,204          3,694           60,117
====================================================================================================================================

Net book value at September 30, 2002
(unaudited)                                       7,994                  37,245              8,126          3,502           56,867
====================================================================================================================================

--------------------------------------------------------------------------------

5.   SUBSIDIARIES

     The accompanying consolidated financial statements include the financial statements of Rostelecom and its subsidiaries:

                                                      Share of the Group
                                                  (share of subsidiaries is
                                                        included in full)
                                                  ---------------------------
   OAO "RTC-Leasing" ("RTC-Leasing")                          43%
   RosTelecomLeasing S.A., Switzerland ("RTCL S.A.")         100%
   RTDC Holdings, Inc., USA ("RTDC")                          95%
   ZAO "Russian Industrial Bank" ("RIB")                     100%
   ZAO "Westelcom" ("Westelcom")                             100%
   OAO "RTComm.RU" ("RTComm")                                 65%

     The principal counterparty as lessee to finance leases entered into by RTC-Leasing is Rostelecom. Rostelecom performs lease through RTC-Leasing to use the advantages of taxation of lease operations. Finance lease transactions between RTC-Leasing and Rostelecom have been eliminated in consolidation.

     In February 2002, RTC-Leasing increased its share capital by issuing 3,964,714 ordinary shares with par value of 10 rubles each. Rostelecom has acquired for par value the proportionate share in additional issue to keep its own share on the level of 27%. 16% of the shares have been acquired for par value by RIB, which then has been acquired by RTC-Leasing.

     In the opinion of the directors of both Rostelecom and RTC-Leasing the Company continues to exercise control of the management, policies and day to day operations of RTC-Leasing since it has the ability to control the composition of the Board of Directors of RTC-Leasing. Furthermore, based on the above, for financial accounting purposes management considers
     RTC-Leasing the special purpose vehicle. The Company continues to consolidate the results and financial position of RTC-Leasing.

     RTCL S.A. is a 100% subsidiary of RTC-Leasing established in 2000 under legislation of Switzerland. The company was established to develop leasing activities of RTC-Leasing, to communicate with foreign vendors and for financial activity. The results of RTCL S.A. activity are consolidated from January 1, 2002, since prior results and net assets of RTCL S.A. were not material.

     In April 2002 RTCL S.A. has acquired for 33 mln. US$ (1,046 at the exchange rate at September 30, 2002) 95% of the shares of RTDC, the telecommunication holding, registered in the state of Delaware, USA. RTDC has significant investments into several Russian cellular telecommunication operators, which are reflected in the financial statements as investments in associates (refer to Note 6) or available-for-sale investments (refer to Note 9), depending on management intentions. The cost of acquisition has been fully paid in cash.

     At the date of acquisition RTDC held 50% of Westelcom shares. Earlier Rostelecom held 50% of Westelcom shares and the company was treated as an associated company as the Group did not control over the finance, operation and economic activity of Westelcom. From April, 2002 the Group has obtained the control over Westelcom, and its results from April, 2002 to September, 2002 and the financial position as of September 30, 2002 were included into these consolidated financial statements.

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

     In March 2002, RTC-Leasing has acquired 80% of RIB shares for 88, fully paid in cash. In July 2002, RTC-Leasing has acquired the remaining 20% of RIB shares for 10. The purpose of acquisition was to diversify activity and to expand the volume and the range of lease services provided by RTC-Leasing.

     In 2001, RTComm has commenced to provide internet services. 25% of the RTComm shares are held by Rostelecom, 40% of the RTComm shares are held by RTC-Leasing. The results of RTComm's activity are consolidated from January 1, 2002, since prior results and net assets of RTComm were not material.

6.   LONG-TERM INVESTMENTS

     Long-term investments as of indicated dates comprised the following:

                                                                               Effective             Carrying amount
                                                       % of shares held    shareholding of the
                                                         by the Group         Group, as of
                                                        as of September    September  December     September  December
                                                           30, 2002        30, 2002   31,  2001    30, 2002   31,  2001
                                                                                                 (unaudited)   (audited)
 -----------------------------------------------------------------------------------------------------------------------
 Investments in associates, including                                                              2,343       1,188
 ------------------------------------
                      Telecommunication
    Westelcom         services               Russia                 -          -         50            -         593
                      International
    Telmos            telecommunications     Russia                20         20         20          226         191
    Moscow Cellular   Mobile
    Communications    telecommunications     Russia              45.5         33       23.5          192          99
                      Telecommunication
    Golden Telecom    services               USA                   15         15          -        1,655           -
                      Mobile
    Delta Telecom     telecommunications     Russia              42.5       17.4          -          169           -
                      Satellite
    GlobalTel         telecommunications     Russia                51         51         51            -           -
    Other             Various                Russia                 Various                          101         305
 Investments in other companies, including                                                           244           -
 -----------------------------------------
                      Telecommunication
    Globus Telecom    services               Russia              15.3        6.6          -          111           -
    Electrosvyaz of   Telecommunication
    Orenburg region   services               Russia              16.9        7.3          -          133           -
 Long-term loans and credits to the                                                                  269           -
 companies
 Long-term notes                                                                                     136           -
 Other                                                                                                71           -
 -----------------------------------------------------------------------------------------------------------------------
 Total                                                                                             3,063       1,188
 -----------------------------------------------------------------------------------------------------------------------

     The carrying amount of investments in associates in these financial statements is equal to the Group's share of underlying equity in the net assets of investee companies, which all have a December 31 balance sheet date.

     The Group owns 45.5% of the shares of Moscow Cellular Communications ("MCC"), 23.5% of which are held by Rostelecom and 22% are held by RTDC. Fair value of Group's investments in MCC as of December 31, 2001 was determined as 99. During the year the Group did not revise the fair value of investments in MCC continuing to account for the Group share in financial results of MCC. The value of the MCC shares held by RTDC was estimated using the same principles as those used for valuation of Rostelecom share as of December 31, 2001.

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

7.   GOODWILL AND NEGATIVE GOODWILL

     Goodwill arose with regard to acquisition of RIB and equals to the excess of the contribution paid over the fair value of identifiable net assets acquired.

     Negative goodwill arose with regard to acquisition of RTDC and equals to the excess of the fair value of identifiable net assets acquired over the contribution paid.

     Goodwill and negative goodwill are amortized over two years period. Part of negative goodwill attributable to available for sale investments will be amortized in full upon sale of those investments. This part of negative goodwill was identified proportionately to the share of those investments in the total value of acquired non-monetary assets of RTDC and is included into current portion of negative goodwill in the amount of 563. Management of the Group believes that such method of amortization of negative goodwill is the most relevant considering the nature of future transactions with the acquired non-monetary assets (refer to Note 9).

8.   ACCOUNTS RECEIVABLE

     Accounts receivable as of indicated dates comprised the following:

                                                                September 30,     December 31,
                                                                         2002             2001
                                                                  (unaudited)        (audited)
------------------------------------------------------------------------------------------------
Trade accounts receivable for telecommunication services                8,379            7,996
Less: allowance for doubtful accounts                                  (1,777)          (1,750)
------------------------------------------------------------------------------------------------
Trade accounts receivable, net                                          6,602            6,246
Prepayments                                                               617              540
Prepaid taxes                                                             443              485
Other accounts receivable                                               1,184              913
------------------------------------------------------------------------------------------------
Total accounts receivable                                               8,846            8,184
================================================================================================

   Trade accounts receivable, net of allowance for doubtful accounts, include amounts totaling 1,662 (2001: 1,522) due from foreign telecommunications operators which are denominated in foreign currencies, principally represented by Special Drawing Rights ("SDR") and US dollars, and amounts totaling 2,213 (2001: 2,960) due from local telephone operators. As of September 30, 2002 the carrying value of trade accounts receivable is equal to their fair value.

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

9.   INVESTMENTS

     Fair value of short-term investments as of indicated dates is included the following:

                                                  September 30,    December 31,
                                                           2002            2001
                                                    (unaudited)       (audited)
--------------------------------------------------------------------------------
Golden Telecom notes receivable                           1,457               -
Other notes receivable                                    1,622           1,263
Loans to credit institutions                                440               -
Loans to customers                                          186               -
VEB bonds (US$ denominated)                                 162             165
Investments held for sale                                 1,624           1,532
   Sovintel                                                   -           1,432
   Giprosvyaz                                                 -             100
   Baikalwestcom                                            348               -
   Dontelecom                                               237               -
   Nizhegorodskaya Cellular Communications                  633               -
   Yeniseytelecom                                           364               -
   Uralwestcom                                               42               -
Other                                                       350             146
--------------------------------------------------------------------------------
Total                                                     5,841           3,106
--------------------------------------------------------------------------------

     Investments held for sale are stated at fair value, which equals to the expected sale price based on the management estimates. Management believes that these investments will be sold during 2003 for contribution not less than included into these financial statements.

     Investment into Sovintel as of December 31, 2001 represents 50% share of the Group in net assets of Sovintel.

     In September 2002 the sale of 50% of Sovintel to the Golden Telecom Inc., USA has been completed. The Group has received in exchange cash of US$ 10 million (317 at the exchange rate as of September 30, 2002), note for US$ 46 million (1,457 by the exchange rate as of September 30, 2002) receivable within 90 days and 15% of shares of Golden Telecom, which are included to investments in associates. The gain on the transaction of 1,770 is included in non-operating income. In November 2002 two representatives of Rostelecom have been elected into the Board of Directors of Golden Telecom.

     Management believes that the Group has the ability to exercise significant influence on the financial and operating activities of Golden Telecom, through representation in its Board of Directors. Based on the above, investments into Golden Telecom are accounted for by using the equity method of accounting (refer to Note 5).

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

10.  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents as of indicated dates include the following:

                                                September 30,     December 31,
                                                         2002            2001
                                                  (unaudited)       (audited)
--------------------------------------------------------------------------------
Cash on hand                                                8                2
Cash at bank - Rubles                                   1,962              862
Cash at bank - Foreign currencies                         416              396
Short term deposits                                       135              858
Cash with the Central bank of Russia                    1,392                -
Other cash                                                  7               13
--------------------------------------------------------------------------------
Total cash and cash equivalents                         3,920            2,131
================================================================================

11.  SHAREHOLDERS' EQUITY

     Share capital

     The authorized share capital of the Company is 1,634,026,541 ordinary shares of Rbl 0.0025 par value and 242,836,981 non-redeemable preferred shares of Rbl 0.0025 par value. The Board of Directors of Rostelecom is authorized under its Charter to issue additional ordinary shares up to the total of the authorized share capital without further shareholder approval.

     As of September 30, 2002 and December 31, 2001 the issued and outstanding share capital was as follows:

                                                                    Number          Nominal            Indexed
                                                                of  Shares            Value              Value
----------------------------------------------------------------------------------------------------------------
Ordinary Shares, Rbl 0.0025 par value                          728,696,320            1.821                 72
Preferred Shares, Rbl 0.0025 par value                         242,831,469            0.608                 24
----------------------------------------------------------------------------------------------------------------

Total                                                          971,527,789            2.429                 96
================================================================================================================

     The share capital of the Company on its incorporation has been indexed, to account for the effects of inflation from that date. The share capital in the Russian statutory accounts at September 30, 2002 and December 31, 2001 amounted to 2,428,819 Rubles.

     Ordinary shares carry voting rights with no guarantee of dividends.

     Distributions

     Preferred shares have priority over ordinary shares in the event of liquidation but carry no voting rights except for resolutions regarding liquidation or reorganization of the Company, changes to dividend levels of preferred shares, or the issuance of additional preferred stock. Such resolutions require two-thirds approval of preferred shareholders. The preferred shares have no rights of conversion or redemption.

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

     Preferred shares carry guaranteed dividends amounting to the higher of 10% of the net income after taxation of the Company as disclosed in the Russian statutory accounts and the dividends paid on ordinary shares. Owners of preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay part only) dividends on preferred shares has been taken.

     Treasury Shares

     In accordance with the Company's Charter, Rostelecom is permitted to repurchase, on the open market, ordinary and preferred shares as long as 90% of the nominal value of its issued Charter Capital remains in circulation. Repurchased shares must either be sold or eliminated within one year of being purchased.

     Dividends

     Dividends payable to holders of preferred and ordinary shares in respect of the year ending December 31, 2001 were as follows:

   --------------------------------------------------------------------
   Dividends - preferred shares                                   228
   Dividend - ordinary shares                                     160
   --------------------------------------------------------------------
                                                                  388
   ====================================================================

                                                                  Rbl
Dividend per preferred share                                0.9195237
========================================================================
Dividend per ordinary share                                 0.2144961
========================================================================

     The dividends for the year ended December 31, 2001 approved at the annual shareholders meeting held on June 1, 2002 are reflected in the financial statements for the period ended September 30, 2002 as distribution of retained earnings.

12.  MINORITY INTEREST

                                                        9 months ended September
                                                                       30, 2002
   -----------------------------------------------------------------------------
   At beginning of year (audited)                                          1,851
   Acquisition of  subsidiaries                                              235
   Effect of treasury shares purchased with RIB                            (173)
   Share of net income of subsidiaries                                       348
   Dividends on preferred shares of RTC-Leasing                            (104)
   -----------------------------------------------------------------------------
   At the end of period (unaudited)                                       2,157
================================================================================

     In 2001 the Group has estimated the fair value of preferred shares of RTC-Leasing issued to individuals which related parties to the Group based on future cash flows from operating activity of RTC-Leasing and future proposed dividends on preferred shares. The value of these shares was included in minority interest liability in amount of 267. During 9 months ended September 30, 2002 the dividends in the amount of 104 were paid to the preferred shareholders of RTC-Leasing.

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

13.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses as of indicated dates were the following:

                                                                 September 30,           December 31,
                                                                 2002                    2001
                                                                 (unaudited)             (audited)
   -------------------------------------------------------------------------------------------------
   Trade accounts payable                                                   2,845            3,227
   Accrued expenses and other accounts payable                              1,987            2,090
   Compensation related accruals                                               94              229
   Notes payable                                                                -               55
   Dividends payable                                                          299               22
   -------------------------------------------------------------------------------------------------
                                                                            5,225            5,623
   =================================================================================================

     Trade accounts payable as of September 30, 2002 include amounts totaling to 2,133 which are denominated in foreign currencies, principally represented by Special Drawing Rights and US dollars (2001: 2,107).

14.  INTEREST BEARING LOANS

     The interest bearing loans as of indicated dates were the following:

                                                                   September 30,     December 31,
                                                                           2002             2001
                                                                    (unaudited)        (audited)
   -------------------------------------------------------------------------------------------------
   Current portion of interest bearing loans                                6,548            6,435
   -------------------------------------------------------------------------------------------------

   Between one to two years                                                   544              764
   Between two to three years                                                   -              283

   Total long-term loans                                                      544            1,047
   -------------------------------------------------------------------------------------------------

   Total interest bearing loans                                             7,092            7,482
   =================================================================================================

     Interest bearing loans, which are mostly denominated in foreign currency are summarized as follows:

                                                                     September 30,     December 31,
                                                                             2002             2001
                                                                      (unaudited)        (audited)
   ----------------------------------------------------------------------------------------------------
   US Dollars (US$)                                                         2,808            2,094
   EURO                                                                     1,060            1,082
   Japanese Yen (JPY)                                                       3,044            3,034

   ------------------------------------------------------------------------------------------------
   Total in foreign currency                                                6,912            6,210

   Russian Ruble denominated loans                                            180            1,272

   Total interest bearing loans                                             7,092            7,482
   ================================================================================================

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

15.  SHORT-TERM BORROWINGS

     In October 2001, RTC-Leasing issued 1,000,000 bonds with par value of 1,000 Rubles each, payable on October 25, 2002 and bearing interest of 23% per annum. As of September 30, 2002, the bonds together with accrued interest were included in short-term borrowings in the accompanying consolidated balance sheet in amount of 1,100 (2001: 1,155).

16.  DEFERRED TAX LIABILITY


     The components of net deferred tax assets and liabilities at September 30, 2002, and the movement during 9 months of 2002, were as follows:

                                                         December 31,           Movement       September 30,
                                                                 2001         during the                2002
                                                            (audited)             period         (unaudited)
-------------------------------------------------------------------------------------------------------------
Tax effects of future tax deductible items (temporary differences):

Accounts payable                                                  856              (538)                 318

Gross deferred tax asset                                          856              (538)                 318
-------------------------------------------------------------------------------------------------------------

Tax effects of future taxable items (temporary
differences):
Property, plant and equipment                                   8,270                114               8,384
Accounts receivable                                               859              (405)                 454
Investment valuation difference                                   416                540                 956
Finance leasing arrangements                                    1,866              (570)               1,296
Other                                                             234                 18                 252
-------------------------------------------------------------------------------------------------------------
Gross deferred tax liability                                   11,645              (303)              11,342
-------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                     10,789                 235             11,024
-------------------------------------------------------------------------------------------------------------

     Differences between IFRS and statutory accounting and taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred income tax assets and deferred income tax liabilities relate to the income taxes levied by the same fiscal authority on the same taxable entity.

     The following factors influence the change of deferred tax liability:

Deferred tax benefit                                               (659)
Deferred tax with acquired subsidiaries                             894

------------------------------------------------------------------------
Total change in deferred taxes                                      235
========================================================================

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

17.  REVENUE

     Revenue comprised the following:

                                                          9 month ended                   3 month ended
------------------------------------------------------------------------------------------------------------------
                                                      September        September      September    September 30,
                                                       30, 2002        30, 2001        30, 2002             2001
                                                    (unaudited)      (unaudited)      (unaudited)   (unaudited)
------------------------------------------------------------------------------------------------------------------
Revenue from local operators
Telephone - international                                 3,618           3,789           1,211            1,464
Telephone - national                                      4,131           3,098           1,414            1,218
Other income from local operators                         2,261           2,682             784            1,190
------------------------------------------------------------------------------------------------------------------
                                                         10,010           9,569           3,409            3,872
------------------------------------------------------------------------------------------------------------------
Revenue from subscribers
Telephone - international                                 2,551           3,667             828            1,208
Telephone - national                                      2,478           2,659             825              940
Internet service                                            591               -             197                -
------------------------------------------------------------------------------------------------------------------
                                                          5,620           6,326           1,850            2,148
------------------------------------------------------------------------------------------------------------------
Revenue from foreign operators
Telephone                                                 3,164           3,933           1,048            1,328
Telex, telegraph and other                                  364             371             121              174
Leased lines                                                182             426              58              135
------------------------------------------------------------------------------------------------------------------
                                                          3,710           4,730           1,227            1,637
------------------------------------------------------------------------------------------------------------------
Other revenue                                               721             779             218               38
------------------------------------------------------------------------------------------------------------------
Total Revenue                                            20,061          21,404           6,704            7,695
==================================================================================================================

18.  SEGMENT INFORMATION

     The Group has operated in the following business segments during the 9 month of 2002:

                                    Segment                                           Revenue        Net income
                                                                                    (unaudited)      (unaudited)
-------------------------------------------------------------------------------------------------------------------
Telecommunication services                                                                 19,953            2,655
Finance lease                                                                                  53               10
Banking services                                                                               32                7
Consulting services                                                                            23             (10)
-------------------------------------------------------------------------------------------------------------------
Total                                                                                      20,061            2,662
-------------------------------------------------------------------------------------------------------------------

     Substantially all of the Group assets are located within the territory of the Russian Federation.

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

19.  OTHER NON-OPERATING INCOME /(EXPENSE), NET

     Other non-operating income and expenses consisted of the following for 9 months ended September 30, 2001 and September 30, 2002:

                                                 September 30,     September 30,
                                                         2002             2001
                                                   (unaudited)      (unaudited)
--------------------------------------------------------------------------------
Unrealized gain on available-for-sale
  investments                                              18               36
Other non-operating gain                                   (3)            (100)

--------------------------------------------------------------------------------
Total                                                      15              (74)
================================================================================

20.  EMPLOYEES

     The average numbers of employees was 30,737 as of September 30, 2002 (2001:
     35,410). In prior years the Group has agreed with the Central Committee of the Telecommunications Trade Union of Russia to make payments on retirement to employees with fifteen or more years service amounting to no less than 2 months' salary as at the date of retirement. Further, the Company, at its discretion, makes payments to employees with less than 15 years service, on retirement, or who otherwise leave the employment with the Group. An accrual of 69 (2001: 143), representing the net present value of the future benefits the Group expects to pay, has been included in compensation related accruals as of September 30, 2002.

21.  EARNINGS PER SHARE

     The calculation of basic and diluted earnings per ordinary share is based on net profit for the period attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the year of 728,696,320.

22.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value of a financial instrument is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price.

     For monetary assets, the carrying amounts approximate their fair value. Fair value of balance sheet items denominated in foreign currencies approximates their ruble equivalent translated at appropriate period end exchange rates.

     The carrying amounts of cash and other financial assets approximate their respective fair values due to their short-term nature and negligible credit losses.

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

23.  RELATED PARTY TRANSACTIONS

     (a)  The Government and OAO Svyazinvest as shareholder

     As indicated in Note 1, the immediate parent company of the Group is Svyazinvest which holds 50.67% of the voting capital of the Company, and its representatives comprise a majority of the Board of Directors. The Government of the Russian Federation in turn holds 75% of the voting capital of Svyazinvest and therefore is the ultimate owner of the Group. It is a matter of Government policy to retain a controlling stake in sectors of the economy, such as telecommunications, that it views as strategic.

     (b) Interest of the Government in the telecommunications sector in the Russian Federation and the protection of that interest

     Effective telecommunications and data transmission are of great importance to Russia for various reasons including economic, social, strategic and national security considerations. The Government therefore has exercised and may be expected to exercise significant influence over the operations of the telecommunications sector and consequently, the Group. The Government, acting through the Ministry of Communications and Information and the Anti Monopoly Committee, has the general authority to regulate domestic tariffs, and does regulate tariffs to a limited extent. The Ministry of Communications has control over the licensing of providers of telecommunications services.

     The Government may by law require the Group to provide services to the Government in connection with national security and the detection of crime.

     (c)  Transactions with the Svyazinvest Group

     The Svyazinvest Group uses the Group's network to carry traffic between its regional and other operators and to and from these regional operators from and to international operators.

     The Group uses the regional networks of the Svyazinvest Group to complete calls and other traffic including that originating from its direct subscribers in the city of Moscow.

     (d)  Transactions with the Government

     Other state bodies ('Budget Organizations'), such as the Ministry of Defense and entities affiliated to the Government, primarily state controlled TV and radio companies, use the Group's network to carry communications traffic and to broadcast across the country. In some cases, the service is in the nature of leased lines for which the Group charges below market rates.

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

     The revenues arising from the services provided to the Government of Russia and to the Group Svyazinvest were as follows:

                                                                                September 30,      September 30,
                                                                                         2002   2001 (unaudited)
                                                                                  (unaudited)
-----------------------------------------------------------------------------------------------------------------
Revenues                                                                                6,976              5,823
Expenses  related to operators of the  Svyazinvest
Group                                                                                      99                104

     The amounts of receivables due from such organizations were as follows:

                                                                                September 30,       December 31,
                                                                                         2002   2001 (unaudited)
                                                                                  (unaudited)
-----------------------------------------------------------------------------------------------------------------
Accounts receivable, net                                                                1,968                848

     There are no payables due to such organizations.

     (e)  Transactions with Investees

     The Group also transacts a wide variety of business with entities and companies in which it has investments, including associates over which it exerts significant interest. Such business includes telecommunications services, banking and finance lease services. In the opinion of the Directors, such business is conducted at arms' length terms and at rates prevailing in the open market.

24.  CONTINGENCIES

     a)   Legal proceedings

     The Group is subject to a number of proceedings arising in the course of the normal conduct of its business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company or the Group.

     b)   Licenses

     Substantially all of Rostelecom's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2003 to 2007. The Company has no reason to believe that the licenses will not be renewed or that any license will be suspended or terminated. However, suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company and the Group.

     c)   Restructuring

     During the negotiations regarding inclusion of Russia into the World Trade Organization (WTO) the Government have confirmed that the Group's status of the monopoly provider of international and domestic long distance telecommunication services is not expected to change at least for 6 years after inclusion of Russia into WTO.

--------------------------------------------------------------------------------

OAO Rostelecom
Notes to unaudited consolidated Financial Statements for the 9 month ended September 30, 2002
(In millions of Russian Rubles in terms of purchasing power of the Ruble as of September 30, 2002)
--------------------------------------------------------------------------------

25.  SUBSEQUENT EVENTS

     In October 2002, Rostelecom has acquired for US$ 15 million (475 at the exchange rate at September 30, 2002) 50% of Westelcom shares from RTDC. After completion of the transaction the share of the Company in Westelcom became 100%.

     In October 2002, RTC-Leasing settled bonds and paid the second coupon in full amount.

     In  October  2002,   RTCL  S.A.  has   concluded  an  agreement   with  the
     International Finance Corporation to purchase the remaining 5,1% of RTDC shares for US$ 1 million (32 at the exchange rate at September 30, 2002).

     In November 2002, RTC-Leasing has issued 1,500,000 interests bearing bonds with par value of 1,000 Rubles each and sold them at par value. The bonds mature in November 2004 with earlier redemption to be offered in November 2003. Interest is accrued and paid semi-annually at 18% and 16% per annum during the first and the second years of placement, respectively.

     In December 2002, the Golden Telecom group has settled the promissory note to the Group of US$ 46 million in full amount.

--------------------------------------------------------------------------------
                                       21